Mail Stop 4561

      July 7, 2005

Mr. Stephen H. Durland
Chief Executive Officer
Medical Makeover Corporation of America
500 Australian Avenue South, Suite 619
West Palm Beach, FL 33401

      Re:	Medical Makeover Corporation of America
		Form 10-KSB for the Year Ended December 31, 2004
		Filed April 20, 2005
		Form 10-QSB for the Quarter Ended March 31, 2005
		Filed May 24, 2005
		File No. 0-30621

Dear Mr. Durland:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-KSB for the Year Ended December 31, 2004

Item 1. Description of Business

Subsequent Events, pages 4-5

1. With respect to your share exchange agreements dated February
28,
2005, March 31, 2005, April 12, 2005 please file financial statements of the business acquired and pro forma financial information on Item
9.01 of Form 8-K as soon as practicable or tell us when you plan to file these financial statements as they appear to be delinquent. Reference is made to Item 310(c) and (d) of Regulation S-B. Additionally, please tell us what consideration you gave to including the disclosures required by SFAS 141, paragraph 58 in Form 10-QSB for the quarter ended March 31, 2005. Finally, advise us how you have reflected the February 28 and March 31 transactions in the historical financial statements for the quarter ended March 31, 2005.

Item 8A. Controls and Procedures, page 23

2. Please revise to state whether disclosure controls and procedures were effective as of the end of the period covered by the report.
Reference is made to Item 307 of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-2

3. In light of your going concern discussion in footnote 7, please tell us why your auditor did not include a related explanatory paragraph within the audit report. Refer to paragraph 12 of AU
Section 341.

4. Please tell us why your auditor did not opine on the financial statements for the period from March 29, 1999 (inception) through December 31, 2004.

Financial Statements for the years ended December 31, 2004 and
2003
and from March 29, 1999 through September 30, 2004, pages F-4 - F-
7

5. Please tell us why the inception to date financial statements presented end at September 30, 2004 as opposed to your fiscal year end of December 31, 2004.

Note 6 - Related Parties, pages F-10 - F-11

6. With respect to the modification of your related party notes payable, please provide a detailed description of how you accounted for this transaction. Please cite relevant accounting literature as appropriate.

Exhibits 31.1 and 31.2

7. Please revise to conform the language in items 4 and 5 of the certifications in exhibits 31.1 and 31.2 to the language in Item
601
of Regulation S-B.

Form 10-QSB for the quarter ended March 31, 2005

Consolidated Balance Sheets, page F-2

8. We note your investment in an unconsolidated subsidiary.
Please
provide us with a more detailed description of this unconsolidated subsidiary and how you account for this investment. Please include the basis for your accounting treatment in your response.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Stephen H. Durland
Medical Makeover Corporation of America
July 7, 2005
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